UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36769

SEC Mail Processing Section
MAR 03 2021
Washington DC
416

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Wellfleet Investments LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Cutter Mill Road, Suite 200
(No. And Street)

Great Neck	NY	11022-2142
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Bega — 516-487-7450
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
(Name - *if individual state last, first, middle name)*

97 Froehlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeffrey Bega, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wellfleet Investments, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HILLEL SCHECHTER
Notary Public, State of New York
No. 02SC6124400
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Commission Expires March 28, 2024

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Amended 3/1/21

WELLFLEET INVESTMENTS LLC

(S.E.C. I.D. No. 8-36769)
YEAR 2020

PUBLIC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2020
AND REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

Wellfleet Investments LLC

Table of Contents
December 31, 2020

Page(s)

RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Wellfleet Investments LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wellfleet Investments LLC (the "Company") (a New York corporation), as of December 31, 2020, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Wellfleet Investments LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 1998.

Woodbury, New York
February 24, 2021

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

Wellfleet Investments LLC

Statement of Financial Condition

As of December 31, 2020

ASSETS

Assets	
Cash and Cash Equivalents	$ 52,084
Accounts Receivable	102,337
Prepaid Expenses	951
Total Assets	$ 155,372

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accrued Liabilities	$ 47,046
Total Current Liabilities	47,046
Member's Equity	108,326
Total Liabilities and Member's Equity	$ 155,372

See accompanying notes to financial statements.

Wellfleet Investments LLC
Notes to Financial Statements
December 31, 2020

Note 1 - Summary of Significant Accounting Policies

Organization and Nature of Business

Wellfleet Investments LLC is a registered broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA), the Company's primary regulator. Michael S. Zarin, the Chairman and CEO of the Company, is the sole member of the Company.

Customer accounts are maintained by, and securities transactions are cleared, through another introducing broker/dealer on a fully disclosed basis. To the extent applicable, the Company is exposed to losses if customers do not satisfy their responsibilities for their trades. The Company seeks to control these risks by monitoring the activities of these customers. Open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2020, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations. There being no customer trades in 2020 this paragraph is not applicable this year.

The financial statements include only the assets, liabilities, and activities directly related to the investment banking business known as Wellfleet Investments LLC. All other personal assets and liabilities of Michael S. Zarin, including personal income taxes arising from income of the business, are excluded from the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and

assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months when purchased, to be cash equivalents. As of December 31, 2020, the Company's cash and cash equivalents were deposited in two financial institutions.

Liabilities

The Company had total Liabilities of $47,046 as of December 31,2020. Included in this amount is an SBA Payroll Protection Program (PPP) loan issued under the CARES ACT by Bank of America on May 1, 2020. The amount of the SBA PPP loan was $32,895. As of December 31,2020 Wellfleet filed with the Bank of America all required documentation to receive full loan forgiveness under the SBA guidelines and has been advised that final approval by the SBA is pending a 90-day review period.

The balance of remaining liabilities totaling $14,151 are associated with normal operating expenses.

Income Taxes

Management has analyzed the tax positions taken and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Company's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns

have a three year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

The company being a limited liability company, taxes are the responsibility of the owner. The company is fully owned my Michael S. Zarin.

Note 2 - Revenue

The Company's revenues consist of fees received for: investment management and business advisory activities, acting as a finder of capital, commissions on institutional and retail brokerage accounts and mutual funds, and investment income. A preponderance of the fees relate to a family investment group, B-L Investments, that Wellfleet initiated and of which it is a business advisor.

Note 3 - Property and Equipment

The total cost of newly acquired assets generally is charged against current operations when permissible pursuant to an alternative method allowable under the Internal Revenue Code for charging depreciation of assets on the owner's income tax return. When that method is not utilized, property and equipment are stated at cost. In that case, depreciation is computed and charged against operations using the method that best reflects the asset's useful life. Any differences between depreciation for financial statement and income tax purposes are not material. Expenditures for maintenance and repairs are charged against operations.

Wellfleet Investments LLC
Notes to Financial Statements
December 31, 2020

Note 4 - Net Capital Requirement

Pursuant to the Uniform Net Capital Rule, Rule 15c3—1, of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of not less than $5, 000. The firm is also required to maintain (120%) of its minimum net capital requirement in accordance with SEC Rule 17a—11. At December 31, 2020, the Company had net capital of $37,933 and minimum net capital requirement of $5,000. The company had excess net capital of $32,933; aggregate indebtedness of $14,151 and a minimum net capital requirement of $943. The company's net capital ratio was 0.3731 to 1 of aggregate indebtedness to net capital.

Note 5 - Concentrations of Credit Risk

The Company maintains cash balances at several financial institutions. Accounts at each banking institution are insured by the Federal Deposit Insurance Corporation. Cash balances in brokerage accounts are insured by the Securities Investors Protection Corporation and by excess insurance. At certain times during the year, balances may exceed insured amounts. As of December 31, 2020, the Company had no uninsured cash balances.

Note 6 - Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks or financial institutions with original maturities of three months or less.

Note 7 - Commitments and Contingencies

The Company leases office space on a month-to-month basis. Current monthly rental totals $3,400. Total office lease expenses for 2020 are $43,777.73.

Note 8 - Fair Value

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements.

ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

For assets and liabilities measured at fair value at the reporting date SFAS ASC 820 requires qualitative disclosures about the fair market value measurements of each class of assets at the reporting period.

Note 9 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2020 and there were no material subsequent events requiring disclosure.

Note 10 - Revenue Recognition Standard ASC-606

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers". This standard along with its related amendments, requires companies to recognize revenue to depict the transfer of promised good or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Financial Accounting Standards Board (FASB) issued (ASU) No.

2015-14 that deferred the effective date until annual periods beginning after December 15, 2020. Earlier adoption is permitted subject to certain limitations. The Financial Accounting Standards Board (FASB) allows two adoption methods under ASC 606. Companies are permitted to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through cumulative adjustment. Wellfleet Investments LLC believes that it will not have a material impact on its financial statements.

Note 11 - Recent Accounting Pronouncements

In February 2016, the FASB issued (ASU) 2016-02, "Leases (Topic 842)" This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities relating to leases with terms of more than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease, and is effective for the Company beginning in January 2019.

Note 12 - Risk and Uncertainties – COVID-19

Subsequent to December 31, 2020, the pandemic caused by the spread of COVID-19 has impacted most countries, communities, and markets. The extent to which the COVID-19 pandemic may impact our business, financial condition, liquidity, results of operations, or prospects will depend on numerous evolving factors that are out of our control and that we are not able to predict at this time.